CUSIP No. 78489X103	Page 1 of 5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2 )*
SVMK Inc.
(Name of Issuer)
Common Stock, par value $0.00001 per share
(Title of Class of Securities)
78489X103
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78489X103	Page 2 of 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sheryl K. Sandberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,899,833(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,899,833(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,899,833(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%(2)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of 8,899,833 shares held of record by the Sheryl K. Sandberg Revocable Trust dated September 3, 2004, of which Ms. Sandberg is the trustee.
(2)
Percentage calculated based on 142,213,484 shares of Common Stock of the Issuer outstanding as of November 2, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2020.

CUSIP No. 78489X103	Page 3 of 5

ITEM 1(a)	NAME OF ISSUER

The name of the issuer is SVMK Inc. (the “Issuer”).

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

The Issuer’s principal executive offices are located at One Curiosity Way, San Mateo, California 94403.

ITEM 2(a)	NAME OF PERSONS FILING

This statement is filed by Sheryl K. Sandberg.

ITEM 2(b)	ADDRESS OR PRINCIPAL BUSINESS OFFICE

The address of the principal business office of Sheryl K. Sandberg is c/o SVMK Inc., One Curiosity Way, San Mateo, California 94403.

ITEM 2(c)	CITIZENSHIP

Sheryl K. Sandberg is a United States citizen.

ITEM 2(d)	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.00001 per share (“Common Stock”).

ITEM 2(e)	CUSIP NO.

78489X103

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable as this statement is filed pursuant to Rule 13d-1(d) under the Act.

ITEM 4.	OWNERSHIP

The percentage used in this Item 4 is calculated based on 142,213,484 shares of Common Stock outstanding as of November 2, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2020.
(a)	Amount beneficially owned: 8,899,833(1)
(b)	Percent of class: 6.3%(2)
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 8,899,833(1)
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 8,899,833(1)
(iv)	Shared power to dispose or direct the disposition: 0

(1)	Consists of 8,899,833 shares held of record by the Sheryl K. Sandberg Revocable Trust dated September 3, 2004, of which Ms. Sandberg is the trustee.
(2)
Percentage calculated based on 142,213,484 shares of Common Stock of the Issuer outstanding as of November 2, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2020.

CUSIP No. 78489X103	Page 4 of 5

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10.	CERTIFICATION

Not Applicable.

CUSIP No. 78489X103	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

SHERYL K. SANDBERG

/s/ Sheryl K. Sandberg
Sheryl K. Sandberg